                                                                                                                                                Exhibit 12

UNITED TECHNOLOGIES CORPORATION
  AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
In Millions of Dollars	2003	2002

Fixed Charges:
Interest expense	$279	$288
Interest capitalized	8	12
One-third of rents*	65	52

Total Fixed Charges	$352	$352

Earnings:
Income before income taxes and minority interests	$2,639	$2,542

Fixed charges per above	352	352
Less: interest capitalized	(8)	(12)
	344	340

Amortization of interest capitalized	3	3

Total Earnings	$2,986	$2,885

Ratio of Earnings to Fixed Charges	8.48	8.20

* Reasonable approximation of the interest factor.